

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2011

Harold C.F. Dickout
Chief Executive Officer
24 Palace Arch Drive,
Toronto, Ontario, Canada M9A 2S1

      Re: **Americas Wind Energy Corp.**
             Forms 10-K for the fiscal year ended July 31, 2009 and July 31, 2010
             Filed November 12, 2009 and November 15, 2010
             File No. 000-50861

Dear Mr. Dickout:

We have completed our reviews of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief